Exhibit 99.1

Changyou Reports Third Quarter 2018 Unaudited Financial Results

Beijing, China, November 5, 2018– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•	Total revenue[1] was US$118 million, a decrease of 29% year-over-year and an increase of 5% quarter-over-quarter, exceeding the Company’s guidance.

•	Online game revenue was US$96 million, a decrease of 28% year-over-year and an increase of 2% quarter-over-quarter, exceeding the Company’s guidance.

•

GAAP net income attributable to Changyou.com Limited was US$55 million[2], compared with a net loss of US$7 million in the third quarter of 2017 and net income of US$32 million in the second quarter of 2018.

•

Non-GAAP[3] net income attributable to Changyou.com Limited was US$54 million[2], compared with a net loss of US$5 million in the third quarter of 2017 and net income of US$28 million in the second quarter of 2018.

Mr. Dewen Chen, CEO, commented, “The performance of our flagship game, TLBB PC, again exceeded our expectations thanks to the continuous improvements that we made to the in-game environment and the launch of promotional events in the summer expansion pack. Meanwhile, we were able to steady the pace of decline of Legacy TLBB Mobile’s revenue from the previous quarter by introducing new gameplay and effectively improving our operation of the game. On the game development side, we will continue to work on making breakthroughs in key areas such as graphics and gameplay in an effort to roll out blockbuster games as we look to adapt to the continuing changes in the gaming market.”

Mr. Qing Wei, Chief Games Development Officer, added, “During the quarter, we launched a new expansion pack for Legacy TLBB Mobile that added a new simulated home system and organized a series of other events that effectively increased user engagement. In the fourth quarter, we will introduce a new clan and more original gameplay that we believe users will surely love, host a number of new events, and keep optimizing the game based on careful review of ongoing user feedback.”

Mr. Yaobin Wang, CFO of Changyou, added, “Our total revenue and net income exceeded our guidance due to the solid performance of our online games. For cinema advertising, we saw a significant rebound in revenue following the weak performance last quarter, which was due to a strategy adjustment related to the acquisition and sale of advertising resources.”

[1]	The Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” on January 1, 2018. Adoption did not have a material impact on the Company’s consolidated financial statements.
[2]

During the third quarter of 2018, the Company recognized a tax benefit for preferential enterprise income tax rates of some of the Company’s subsidiaries upon their receipt of 2017 Key National Software Enterprise status or 2017 Software Enterprise status. If the impact of the tax benefit was deducted from the 2018 third quarter results, GAAP and non-GAAP net income attributable to Changyou.com Limited would have been US$32 million and US$31 million, respectively.

[3]

Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Third Quarter 2018 Operational Results

•	Total average monthly active accounts[4] of the Company’s PC games were 2.3 million, flat year-over-year and quarter-over-quarter.

•

Total average monthly active accounts of the Company’s mobile games were 3.7 million, a decrease of 29% year-over-year and an increase of 16% quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile. The quarter-over-quarter increase was mainly due to the launch of a new game in the third quarter of 2018.

•

Total quarterly aggregate active paying accounts[5] of the Company’s PC games were 0.8 million, flat year-over-year and an increase of 14% quarter-over-quarter. The quarter-over-quarter increase was mainly from TLBB PC and was driven by continuous improvements to the game environment and moderate in-game promotional events in the third quarter of 2018.

•

Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.7 million, a decrease of 50% year-over-year and flat quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

Third Quarter 2018 Unaudited Financial Results

Revenue

Total revenue was US$118 million, a decrease of 29% year-over-year and an increase of 5% quarter-over-quarter.

Online game revenue was US$96 million, a decrease of 28% year-over-year and an increase of 2% quarter-over-quarter. The year-over-year decrease was due to the natural decline in revenue of the Company’s older games, including Legacy TLBB Mobile.

Online advertising revenue was US$5 million, a decrease of 20% year-over-year and 12% quarter-over-quarter. The year-over-year decrease was mainly due to fewer PC and mobile games being marketed on the 17173 website. The quarter-over-quarter decrease was mainly due to fewer mobile games being marketed on the 17173 website.

Cinema advertising revenue was US$16 million, a decrease of 34% year-over-year and an increase of 36% quarter-over-quarter. The year-over-year decrease reflected the impact of a strategy adjustment in the second quarter of 2018 related to the acquisition and sale of advertising resources. The quarter-over-quarter increase reflected a recovery in revenue following the strategy adjustment.

Internet value-added services (“IVAS”) revenue was US$1 million, a decrease of 58% year-over-year and 8% quarter-over-quarter. The year-over-year decrease was a result of lower revenue from PC and mobile internet products and the quarter-over-quarter decrease was due to lower revenue from PC internet products.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$79 million, a decrease of 35% year-over-year and an increase of 6% quarter-over-quarter. GAAP and non-GAAP gross margin were both 67%, compared with 73% in the third quarter of 2017, and 66% in the second quarter of 2018.

[4]	Monthly Active Accounts refer to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly Aggregate Active Paying Accounts refer to the number of accounts from which game points are utilized at least once during the quarter.

GAAP and non-GAAP gross profit of the online games business were both US$81 million, a decrease of 29% year-over-year and an increase of 2% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 84%, compared with 87% in the third quarter of 2017 and 85% in the second quarter of 2018.

GAAP and non-GAAP gross profit of the online advertising business were both US$4 million, a decrease of 18% year-over-year and 16% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 75%, compared with 73% in the third quarter of 2017 and 78% in the second quarter of 2018.

GAAP and non-GAAP gross loss of the cinema advertising business were both US$6 million, compared with a gross profit of US$1 million in the third quarter of 2017 and a gross loss of US$10 million in the second quarter of 2018. GAAP and non-GAAP gross margin of the cinema advertising business were both negative 37%, compared with 6% in the third quarter of 2017 and negative 84% in the second quarter of 2018. The year-over-year decrease and the quarter-over-quarter increase in gross margin were mainly due to changes in cinema advertising revenue.

GAAP and non-GAAP gross profit of the IVAS business were both US$0.2 million, compared with gross profit of US$1 million in the third quarter of 2017 and gross profit of US$0.1 million in the second quarter of 2018.

Operating expense

Total operating expense was US$50 million, a decrease of 67% year-over-year and an increase of 3% quarter-over-quarter.

Product development expenses were US$29 million, a decrease of 18% year-over-year and an increase of 3% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in salary and benefit expenses, mainly as a result of a reduction in bonus expenses related to Legacy TLBB Mobile.

Sales and marketing expenses were US$13 million, a decrease of 27% year-over-year and 11% quarter-over-quarter. The year-over-year decrease was mainly because of lower marketing and promotional spending for online games, and a decrease in sales and marketing expenses for the cinema advertising business. The quarter-over-quarter decrease was mainly due to a decrease in salary and benefit expenses as a result of a reduction in the marketing workforce, and lower marketing and promotional spending for online games.

General and administrative expenses were US$8 million, a decrease of 27% year-over-year and an increase of 38% quarter-over-quarter. The year-over-year decrease and quarter-over-quarter increase were mainly due to changes in share-based compensation expenses resulting from changes in the market price for the Company’s ADSs in the third quarter of 2018 compared with the third quarter of 2017 and the second quarter of 2018.

Operating profit

Operating profit was US$29 million, compared with an operating loss of US$30 million in the third quarter of 2017 and an operating profit of US$26 million in the second quarter of 2018.

Non-GAAP operating profit was US$28 million, compared with a non-GAAP operating loss of US$28 million in the third quarter of 2017 and a non-GAAP operating profit of US$21 million in the second quarter of 2018.

Other Income, net

Other income was US$9 million, compared with US$1 million in the third quarter of 2017 and US$5 million in the second quarter of 2018.

Income tax expense/ (benefit)

Income tax benefit was US$12 million, compared with income tax expense of US$11 million in the third quarter of 2017 and income tax expense of US$8 million in the second quarter of 2018. The income tax benefit in the third quarter of 2018 was mainly due to recognition of a tax benefit for preferential tax rates of some of the Company’s subsidiaries upon their receipt of 2017 Key National Software Enterprise status or 2017 Software Enterprise status.

Net income/ (loss)

Net income was US$55 million2, compared with a net loss of US$34 million in the third quarter of 2017 and net income of US$32 million in the second quarter of 2018.

Non-GAAP net income was US$54 million2, compared with a non-GAAP net loss of US$32 million in the third quarter of 2017 and non-GAAP net income of US$28 million in the second quarter of 2018.

Net income/ (loss) attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$0.02 million. This compares with GAAP and non-GAAP net loss of US$27 million in the third quarter of 2017 and US$0.02 million in the second quarter of 2018. The year-over-year changes were mainly due to impairment charges related to the MoboTap business that were recognized in the third quarter of 2017. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan, and in a joint venture which operates Korean comics online in China.

Net income/ (loss) attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$55 million2, compared with a net loss of US$7 million in the third quarter of 2017 and net income of US$32 million in the second quarter of 2018. Fully-diluted net income attributable to Changyou.com Limited per ADS6 was US$1.03, compared with a net loss of US$0.13 in the third quarter of 2017 and net income of US$0.60 in the second quarter of 2018.

Non-GAAP net income attributable to Changyou.com Limited was US$54 million2, compared with a net loss of US$5 million in the third quarter of 2017 and net income of US$28 million in the second quarter of 2018. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$1.01, compared with a net loss of US$0.09 in the third quarter of 2017 and net income of US$0.52 in the second quarter of 2018.

Liquidity

As of September 30, 2018, Changyou had cash and cash equivalents, short-term investments and restricted cash of US$625 million, compared with US$978 million as of December 31, 2017. The decrease was mainly due to the distribution of a special cash dividend in the second quarter of 2018.

Operating cash flow for the third quarter of 2018 was a net inflow of US$65 million.

[6]	Each ADS represents two Class A ordinary shares.

Business Outlook

For the fourth quarter of 2018, Changyou expects:

•	Total revenue to be between US$110 million and US$120 million, including online game revenue of US$85 million to US$95 million;

•

Non-GAAP net income attributable to Chanyou.com Limited to be between US$23 million and US$28 million, and non-GAAP net income per fully-diluted ADS to be between US$0.43 and US$0.52. Share-based compensation expense to be around US$1 million, assuming no new grants of share-based awards. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com Limited to be between US$22 million and US$27 million, and GAAP net income per fully-diluted ADS to be between US$0.41 and US$0.50.

For the fourth quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB7.00 = US$1.00, as compared with the actual exchange rate of approximately RMB6.61 = US$1.00 for the fourth quarter of 2017, and RMB6.80 = US$1.00 for the third quarter of 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses and benefits are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation of GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued devaluation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2018, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 6:30 a.m. U.S. Eastern Time, November 5, 2018 (7:30 p.m. Beijing/Hong Kong, November 5, 2018).

The dial-in details for the live conference call are:

US:	+1-866-519-4004
Hong Kong:	800-906-601
China Mainland:	400-620-8038
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 9:30 a.m. U.S. Eastern Time on November 5, 2018 through November 12, 2018. The dial-in details for the telephone replay are:

International:	+61-2-8199-0299
Passcode:	1398745

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
Revenue:
Online game	$95,971	$94,252	$132,427
Online advertising	4,872	5,550	6,068
Cinema advertising	15,811	11,604	23,967
IVAS	1,306	1,421	3,110

Total revenue	117,960	112,827	165,572

Cost of revenue:
Online game (includes share-based compensation expense/ (benefit) of $(3), $(23) and $4 respectively)	14,902	14,463	17,560
Online advertising	1,241	1,233	1,661
Cinema advertising	21,629	21,355	22,605
IVAS	1,155	1,340	2,139

Total cost of revenue	38,927	38,391	43,965

Gross profit	79,033	74,436	121,607

Operating expenses:
Product development (includes share-based compensation expense/ (benefit) of $(267), $(1,717) and $590 respectively)	29,326	28,481	35,871
Sales and marketing (includes share-based compensation expense/ (benefit) of $(41), $(378) and $63 respectively)	12,735	14,341	17,530
General and administrative (includes share-based compensation expense/ (benefit) of $(533), $(2,314) and $1,551 respectively)	8,178	5,919	11,142
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	—	—	86,882

Total operating expenses	50,239	48,741	151,425

Operating profit/ (loss)	28,794	25,695	(29,818)
Interest income, net	3,138	6,772	7,811
Foreign currency exchange gain/ (loss)	1,785	2,279	(1,584)
Other income, net	9,155	5,111	581

Income/ (loss) before income tax expense	42,872	39,857	(23,010)
Income tax expense/ (benefit)	(12,347)	7,774	10,793

Net income/ (loss)	55,219	32,083	(33,803)
Less: Net loss attributable to non-controlling interests	20	22	27,029

Net income/ (loss) attributable to Changyou.com Limited	$55,239	$32,105	$(6,774)

Basic net income/ (loss) attributable to Changyou.com Limited per ADS	$1.04	$0.60	$(0.13)

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	53,217	53,158	52,682

Diluted net income/ (loss) attributable to Changyou.com Limited per ADS	$1.03	$0.60	$(0.13)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,632	53,610	52,682

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$344,432	$571,139
Restricted cash	4,764	2,020
Accounts receivable, net	56,921	91,636
Short-term investments	275,730	404,584
Prepaid and other current assets	680,498	528,085

Total current assets	1,362,345	1,597,464

Non-current assets:
Fixed assets, net	172,726	189,947
Goodwill	26,638	27,504
Intangible assets, net	15,657	8,460
Deferred tax assets	5,642	10,100
Other assets, net	12,403	88,548

Total non-current assets	233,066	324,559

TOTAL ASSETS	$1,595,411	$1,922,023

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$39,616	$42,917
Accounts payable and accrued liabilities	630,788	494,934
Tax payables	10,834	19,468

Total current liabilities	681,238	557,319

Long-term liabilities:
Deferred tax liabilities	83,028	34,443
Long-term tax payable	13,406	14,114
Other long-term liabilities	750	790

Total long-term liabilities	97,184	49,347

Total liabilities	778,422	606,666
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	815,046	1,312,005
Non-controlling interests	1,943	3,352

Total shareholders’ equity	816,989	1,315,357

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,595,411	$1,922,023

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$81,069	(3)	81,066
Online advertising gross profit	3,631	—	3,631
Cinema advertising gross loss	(5,818)	—	(5,818)
IVAS gross profit	151	—	151

Gross profit	$79,033	(3)	79,030

Gross margin	67%		67%
Operating expenses	50,239	841	51,080

Operating profit	$28,794	(844)	27,950

Operating margin	24%		24%

Income tax benefit	(12,347)		(12,347)
Net income	$55,219	(844)	54,375

Less: Net loss attributable to non-controlling interests	(20)	—	(20)

Net income attributable to Changyou.com Limited	$55,239	(844)	54,395

Net margin attributable to Changyou.com Limited	47%		46%

Diluted net income attributable to Changyou.com Limited per ADS	$1.03		1.01

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,632		53,685

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)

To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2018
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$79,789	(23)	79,766
Online advertising gross profit	4,317	—	4,317
Cinema advertising gross loss	(9,751)	—	(9,751)
IVAS gross profit	81	—	81

Gross profit	$74,436	(23)	74,413

Gross margin	66%		66%
Operating expenses	48,741	4,409	53,150

Operating profit	$25,695	(4,432)	21,263

Operating margin	23%		19%

Income tax expense	7,774		7,774
Net income	$32,083	(4,432)	27,651

Less: Net loss attributable to non-controlling interests	(22)	—	(22)

Net income attributable to Changyou.com Limited	$32,105	(4,432)	27,673

Net margin attributable to Changyou.com Limited	28%		25%

Diluted net income attributable to Changyou.com Limited per ADS	$0.60		0.52

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,610		53,695

Note:

(a)

To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2017
		Non-GAAP adjustments
	GAAP	Share-based compensation expense	Non-GAAP
Online game gross profit	$114,867	4	114,871
Online advertising gross profit	4,407	—	4,407
Cinema advertising gross profit	1,362	—	1,362
IVAS gross profit	971	—	971

Gross profit	$121,607	4	121,611

Gross margin	73%		73%
Operating expenses	151,425	(2,204)	149,221

Operating loss	$(29,818)	2,208	(27,610)

Operating margin	(18%)		(17%)

Income tax expense	10,793	—	10,793
Net loss	$(33,803)	2,208	(31,595)

Less: Net loss attributable to non-controlling interests	(27,029)	3	(27,026)

Net loss attributable to Changyou.com Limited	$(6,774)	2,205	(4,569)

Net margin attributable to Changyou.com Limited	(4%)		(3%)

Diluted net loss attributable to Changyou.com Limited per ADS	$(0.13)		(0.09)

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	52,682		52,682